Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statements No. 333-35999, No. 333-119538 and No. 333-119798 on Form S-8 of Central Pacific Financial Corp. of our report dated March 15, 2006, with respect to the consolidated balance sheets of Central Pacific Financial Corp. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Central Pacific Financial Corp.

/s/ KPMG LLP

Honolulu, Hawaii
March 15, 2006